

Mail Stop 4546

December 30, 2016

Via E-mail
Rajesh C. Shrotriya, M.D.
Chief Executive Officer
Spectrum Pharmaceuticals, Inc.
11500 South Eastern Avenue, Suite 240
Henderson, Nevada 89052

> **Re: Spectrum Pharmaceuticals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 14, 2016**
> **File No. 001-35006**

Dear Dr. Shrotriya:

We have reviewed your November 23, 2016 response to our comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 28, 2016 letter.

Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies and Use of Estimates
(i) Revenue Recognition, page F-10

1. We acknowledge your response to prior comment 4. Please address each of the following additional comments:
   - It is unclear from your response whether consideration you expect to receive based on sales level achievements meets the GAAP definition of milestones as indicated in ASC 605-28-20. As you have not attempted to substantiate whether these contingent receipts are milestones under GAAP or are substantive in order to recognize them immediately, it appears that you believe these are not milestones. Please specifically confirm for us that these receipts are not milestones under GAAP.
   - Presuming from the preceding bullet that your sales-based contingent receipts are not milestones under GAAP while your regulatory-based contingent receipts are

milestones, please revise the sales and regulatory milestones portion of your proposed revised policy disclosure to clearly differentiate between the two types of contingent receipts. To the extent any regulatory milestones are substantive, explain the criteria you use to determine whether these GAAP milestones are substantive. In this regard, the proposed policy disclosure in your response appears to imply that, at a minimum, sales "milestones" are "substantive at-risk milestones."

Note 10: Business Combinations and Contingent Consideration
(b) Acquisition of Rights to EVOMELA and Related Contingent Consideration, page F-28

2. We acknowledge your response to prior comment 6. Please file the correspondence you reference in the first paragraph of your response on EDGAR.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Mark Brunhofer for

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance